Exhibit 99.1

Concordia Healthcare Announces Filing of Preliminary Base Shelf Prospectus

TORONTO, ON – July 10, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (TSX: CXR) (OTCQX: CHEHF), a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs, today announced that it has filed a preliminary short form base shelf prospectus (the “Prospectus”) with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Upon the Company filing and receiving a receipt from the appropriate securities regulatory authorities for a final short form base shelf prospectus, the Company will be able to offer to the public certain equity, debt and other securities of Concordia (the “Securities”) up to an aggregate offering amount of C$3,000,000,000 (or the equivalent in other currencies) during the 25-month period that the final short form base shelf prospectus, including any amendments thereto, remains effective. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include ‘at-the-market’ transactions, public offerings or strategic investments. The net proceeds from the sale of any Securities will be used for purposes as set out in the applicable prospectus supplement.

A copy of the Prospectus may be obtained from the Company upon written request to Concordia at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9, telephone (905) 842-5150 Attn: Corporate Secretary. The Prospectus can also be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

No securities regulatory authority has either approved or disapproved the contents of this press release. The Registration Statement filed today with the SEC has not yet become effective. No Securities may be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division, Concordia Laboratories Inc., manufactures Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a specialty healthcare distribution (SHD) division that operates out of Kansas City, Missouri. Pinnacle Biologics Inc. is located in Chicago, Illinois.

For more information, please contact:

Adam Peeler

TMX Equicom

416-815-0700 x 225

apeeler@tmxequicom.com

Notice regarding forward-looking statements:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the potential issuance of securities of Concordia, the type of securities that may be issued, and other particulars as to future issuances. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, the pharmaceutical industry and the regulation thereof, economic factors, market conditions, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.